July 10, 2015

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Resources Public #16-2007 (A) L.P.

Annual report on Form 10-K

Filed March 31, 2015

File No. 0-53179

Atlas Resources Public #18-2008 (A) L.P.

Annual report on Form 10-K

Filed March 31, 2015

File No. 333-150925-03

Atlas Resources Public #18-2009 (B) L.P.

Annual report on Form 10-K

Filed March 31, 2015

File No. 333-150925-02

Atlas Resources Public #18-2009 (C) L.P.

Annual report on Form 10-K

Filed March 31, 2015

File No. 333-150925-01

Dear Mr. Schwall:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrants’ responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 25, 2015 (the “Comment Letter”). For your convenience, the comments provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrants’ response to each comment is set forth immediately below the text of the applicable comment or request.

Signatures

1.	Please provide your analysis as to whether the report has been signed by all relevant parties. In that regard, we note the following:

•

Given the recent changes in the ownership of the general partner of Atlas Resource Partners, L.P., it is not clear why Atlas Energy, L.P. is included in the signature section of the report. As a result, the capacity in which Messrs. Kotek

Letter to H. Roger Schwall

July 10, 2015

and McGrath are signing the report is not clear, and therefore it is not clear whether the report has been signed on behalf of all relevant parties.

•	Instruction D to Form 10-K provides that where the registrant is a limited partnership, the report must be signed by the majority of the board of directors of any corporate general partner who signs the report. However, it is not clear whether a majority of the board of directors of the registrant’s general partner has signed the report. In that regard, we note that it is not clear from the disclosure in “Item 10: Directors, Executive Officers, and Corporate Governance” whether Mr. Jones continues to serve as a director of the general partner. For example, the disclosure in that section makes reference to his service as a director of the general partner until February 2015, but also provides a discussion of his qualifications to serve on the board of directors of your general partner. Please tell us whether the report has been signed by a majority of the board of directors of the registrant’s general partner.

Response:

The Registrants acknowledge the Staff’s comment, and note that as of the filing date of the several Forms 10-K, Mr. Kotek was, and continues to be, Chairman of the Board of Directors and Chief Executive Officer of the Registrants’ general partner, and Mr. McGrath was, and continues to be, Chief Financial Officer of the Registrants’ general partner. Further, the Registrants acknowledge that while the individuals who executed the 10-Ks were the appropriate officers, the signature block was incorrect.

As discussed with Mr. Hamidi, the Registrants’ general partner is a limited liability company with a two-person board of directors. At the time of filing the 10-Ks, Mr. Jones was a director of the general partner, along with Mr. Kotek; however, Mr. Jones did not sign the signature page as it was not believed that both members of the board of directors needed to sign. In April 2015, after the filing of the 10-Ks, Mr. Jones resigned from the board of directors of the general partner. Mr. Daniel C. Herz, the general partner’s Executive Vice President, was appointed to the board to replace Mr. Jones.

As further discussed with Mr. Hamidi, the Registrants propose amending the 10-Ks to correct the signature page by including the correct signature block, identifying Mr. Kotek as the principal executive officer, identifying Mr. McGrath as principal financial and principal accounting officer, and including the signature of Mr. Herz, currently the general partner’s second director. Attached hereto as Exhibit A is a draft form of the abbreviated Form 10-K/A. If the Staff finds the attached form acceptable, the Registrants intend to each file a Form 10-K/A in a form identical to the attached exhibit.

The Registrants hereby acknowledges that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

2

Letter to H. Roger Schwall

July 10, 2015

•	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (212) 506-3803 or Lisa Washington, general counsel, at (215) 717-3387.

Sincerely,

/s/ Freddie M. Kotek

Freddie M. Kotek

Chairman of the Board of Directors and Chief

Executive Officer of Atlas Resources, LLC,

general partner of:

Atlas Resources Public #16-2007 (A) L.P.

Atlas Resources Public #18-2008 (A) L.P.

Atlas Resources Public #18-2009 (B) L.P.

Atlas Resources Public #18-2009 (C) L.P.

3

EXHIBIT A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 000-53179

ATLAS RESOURCES PUBLIC #16-2007 (A) L.P.

(Exact name of registrant as specified in its charter)

Delaware	20-8219605
(State or other jurisdiction or incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place Corporate Center One 1000 Commerce Drive, Suite 400 Pittsburgh, PA	15275
(Address of principal executive offices)	Zip code

Registrant’s telephone number, including area code: (412) 489-0006

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common Units representing Limited Partnership Interests

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer”, and “small reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

DOCUMENTS INCORPORATED BY REFERENCE: None

Explanatory Note

This abbreviated amendment on Form 10-K/A (this “Amendment”) amends the Form 10-K for the year ended December 31, 2014 filed by Atlas Resources Public #16-2007 (A) L.P. on March 31, 2015 (the “Original Filing”). This Amendment is being filed solely to correct the signature page contained in the Original Filing.

Except as described above and in the revised exhibit list included below, this Amendment does not revise or update or in any way affect any information or disclosures contained in the Original Filing.

PART IV

ITEM 15:	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT INDEX

	Description	Location

4(a)	Certificate of Limited Partnership for Atlas America Public 16-2007 (A) L.P.	Previously filed as an exhibit to our Form S-1 filed on October 18, 2006

4(b)	Amendment to Certificate of Limited Partnership for Atlas Resources Public #16-2007(A) L.P.	Previously filed as an exhibit to our Form S-1/A filed on January 16, 2007

4(c)	Amended and Restated Certificate and Agreement of Limited Partnership for Atlas Resources Public 16-2007 (A) L.P.	Previously filed as Exhibit (A) contained in our Post-Effective Amendment No. 1 to Form S-1 filed on March 27, 2007

4(d)	Drilling and Operating Agreement for Atlas Resources Public 16-2007 (A) L.P.	Previously filed as an exhibit to our Form 8-A filed on April 21, 2008

23.1	Consent of Wright & Company, Inc.	Previously filed as an exhibit to our Form 10-K filed on March 31, 2015

31.1	Rule 13a-14(a)/15(d) – 14 (a) Certification	Filed herewith

31.2	Rule 13a-14(a)/15(d) – 14 (a) Certification.	Filed herewith

32.1	Section 1350 Certification.	Filed herewith

32.2	Section 1350 Certification.	Filed herewith

99.1	Summary Reserve Report	Previously filed as an exhibit to our Form 10-K filed on March 31, 2015

101	Interactive Data File	Previously filed as an exhibit to our Form 10-K filed on March 31, 2015

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS RESOURCES PUBLIC #16-2007(A) L.P.

BY: ATLAS RESOURCES, LLC, ITS GENERAL PARTNER

Date: July [ ], 2015	By:	/s/
Freddie M. Kotek, Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated.

Date: July [ ], 2015	By:	/s/
Freddie M. Kotek, Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

Date: July [ ], 2015	By:	/s/
Sean P. McGrath, Chief Financial Officer (principal financial officer and principal accounting officer)

Date: July [ ], 2015	By:	/s/
Daniel C. Herz, Director

Exhibit 31.1

CERTIFICATION

I, Freddie M. Kotek, certify that:

1.	I have reviewed this annual report on Form 10-K/A for the year ended December 31, 2014 of Atlas Resources Public #16-2007 (A) L.P.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/
Freddie M. Kotek
Chairman of the Board of Directors and Chief Executive Officer of the General Partner
July [ ], 2015

Exhibit 31.2

CERTIFICATION

I, Sean P. McGrath, certify that:

1.	I have reviewed this annual report on Form 10-K/A for the year ended December 31, 2014 of Atlas Resources Public #16-2007 (A) L.P.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/
Sean P. McGrath
Chief Financial Officer of the General Partner
July [ ], 2015

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Atlas Resources Public #16-2007 (A) L.P. (the “Partnership”) on Form 10-K/A for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Freddie M. Kotek, Chairman of the Board of Directors and Chief Executive Officer of the General Partner, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

/s/
Freddie M. Kotek
Chairman of the Board of Directors and Chief Executive Officer of the General Partner
July [ ], 2015

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Atlas Resources Public #16-2007 (A) L.P. (the “Partnership”) on Form 10-K/A for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Sean P. McGrath, Chief Financial Officer of the General Partner, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

/s/
Sean P. McGrath
Chief Financial Officer of the General Partner
July [ ], 2015